Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Executes Definitive Agreement
For the Sale of Four Scandinavian Properties

Vancouver, British Columbia, November 22, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (“Eurasian” or the “Company” is pleased to announce the execution of a definitive agreement with Boreal Metals Corp. (“BMC”), a British Columbia corporation, pursuant to which BMC will acquire two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway (the “Properties”). Closing is expected to occur on or before December 31, 2016. The sale of the Scandinavian portfolio is another example of Eurasian’s execution of its royalty generation business model, resulting in additional organic royalty property growth for Eurasian, as well as establishing a substantial equity position in a new Scandinavian-focused resource company.

Commercial Terms Overview: (Note all dollar amounts in USD, unless otherwise noted):

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At closing, Eurasian will transfer to BMC its entire interest in its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Properties located in Sweden, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Properties located in Norway.

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At closing, BMC will issue to Eurasian that number of common shares of BMC that represents a 19.9% equity ownership in BMC; BMC will have the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised CDN $5,000,000 in equity; thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in BMC.

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Eurasian will receive an uncapped 3% net smelter return (“NSR”) royalty on each of the Properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to Eurasian on any given project (leaving Eurasian with a 2% NSR) by paying Eurasian $2,500,000 in cash and shares of BMC. Such buy down is project specific.

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Eurasian will receive annual advance royalty (“AAR”) payments of $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by $5,000 per year until reaching $60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

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Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

•	Eurasian will have the right to nominate one seat on the Board of Directors of BMC.

Discussion of the Properties. Eurasian acquired the Properties between 2012 and 2015, with each having been the site of historic mining production, but with only limited or no modern exploration. All of the Properties have polymetallic styles of mineralization, and each shows enrichments in multiple metals including copper, zinc, lead, silver and gold. Three of the Properties (Gumsberg and Adak in Sweden and Tynset in Norway) are characterized by Volcanogenic Massive Sulfide (“VMS”) styles of mineralization. Burfjord, in Norway, is characterized by Iron-Oxide-Copper-Gold (“IOCG”) styles of mineralization. Eurasian’s recent exploration programs on the Properties were summarized in the Eurasian news release dated September 8, 2016. Below is a more detailed description of the Properties.

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Gumsberg VMS Project (Bergslagen district). The Gumsberg project consists of five exploration licenses in the Bergslagen Mining District of southern Sweden totaling over 7,100 hectares, where multiple zones of VMS style mineralization occur. The VMS mineralization at Gumsberg was mined from the 13th century through the early 1900’s, with over 30 historic mines present on the property. Despite its long lived production history, relatively little modern exploration has taken place on the project. New geologic interpretations, geophysical surveys and reconnaissance drilling by Eurasian have led to the identification of multiple exploration targets, many situated near the historic workings.

Adak VMS Project (Skellefteå District). Eurasian’s Adak exploration license in the Skellefteå Mining District in Sweden (8,647 hectares) is the site of the historic Adak mine, which operated through the late 1970’s, when the mining complex was destroyed by a fire. The mine was never rebuilt or re-opened, but through compilations of historic data and drill information, Eurasian has identified numerous new exploration targets in the vicinity of the historic mines. Eurasian believes that the nearby Storliden VMS deposit, discovered in 1998 and mined from 2002 through 2007, provides an exploration analog for further discoveries at Adak.

Tynset VMS project (Røros District). The Tynset project is comprised of 17 exploration licenses totaling 17,000 hectares in the Røros Mining District of central Norway, which hosts a ~30 kilometer trend of VMS style mineral occurrences and historic mines, including the Vingelen Mine, which was operated in the 18th and 19th centuries. Although mining took place elsewhere in the region until the 1970’s, little exploration work has been conducted within the licenses of the Tynset project over the past 30-40 years. However, sampling by the Norwegian Geological Survey in the 1990’s and Eurasian in the past three years has shown evidence for gold and silver enrichments in several of the historic mines and prospects, and the Company believes that good potential exists for discovery of precious-metal enriched VMS deposits.

Burfjord IOCG project (Alta Region, Norway). The Burfjord project is comprised of six exploration licenses totaling 5,500 hectares near Kåfjord and Alta, Norway. Copper mineralization was mined in the Burfjord area during the 19th century, with over 30 historic mines and prospects developed along the flanks of a prominent 4 x 6 kilometer anticlinal structure comprised of interbedded sediments and volcanic rocks. Many of the rocks in the anticline have been subjected to intense hydrothermal alteration. Mineralization occurs as both high grade Cu-Au lodes that were historically mined at high cutoff grades (>3% Cu), but Eurasian has recognized significant volumes of lower grade Cu-Au mineralization developed in stockwork vein arrays through the property position. Veins in the area are dominated by carbonate and iron-oxide minerals (magnetite and hematite), but also contain chalcopyrite, bornite and chalcocite in addition to cobalt-rich pyrite. Only limited exploration has taken place in the modern era.

About Eurasian Minerals: Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with Eurasian retaining royalty interests. Eurasian complements its generative business with strategic investment and third party royalty acquisition.

Dr. Eric P. Jensen, CPG, is a Qualified Person under NI 43-101 and employee of the Company. Dr. Jensen has reviewed, verified and approved disclosure of the technical information contained in this news release.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,”

“anticipate,” “will,” “believe,” “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com